Curaleaf Holdings, Inc. Investor Relations Curaleaf Announces Executive Automatic Securities Disposition Plan STAMFORD, Conn., April 2, 2026 /PRNewswire/ -- Curaleaf Holdings, Inc. (TSX: CURA / OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that effective as of March 31, 2026, Mr. Peter Clateman, the Company's Chief Legal Officer, has extended an existing automatic securities disposition plan ("ASDP") in accordance with applicable United States and Canadian securities legislation and the Company's trading policies, as previously announced by the Company on January 2, 2026. The ASDP will allow for an orderly exercise of vested options set to expire in July 2027, and the sale of a portion of the acquired subordinate voting shares in the Company (the "Subordinate Voting Shares") currently owned by Mr. Clateman to cover anticipated taxes. The Subordinate Voting Shares will be sold at prevailing market prices, and sales may commence on or about July 1, 2026 and continue over the course of a six-month period. Sales of Subordinate Voting Shares under the ASDP will be effected by an independent securities broker in accordance with the trading parameters, price and volume limits, restrictions and other instructions set out in the ASDP. The ASDP has been authorized and established on March 31, 2026, before entering into a blackout period, in the form approved by the compensation committee of the Company and contains meaningful restrictions on the ability of Mr. Clateman to amend, suspend or terminate the applicable ASDP. Dispositions by Mr. Clateman under the ASDP will be reported in accordance with applicable securities laws. Each such filing will bear a notation to advise readers that the disposition is related to an ASDP. Information regarding the ASDP and transactions thereunder, as the case may be, may be accessed on SEDI at www.sedi.ca. This announcement is made pursuant to the recommended practices set forth in Staff Notice 55-317 –Automatic Securities Disposition Plans of the Canadian Securities Administrators and will be available under the Company's SEDAR profile at www.SEDAR.ca. About Curaleaf Holdings Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, Find, and Anthem provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is powered by a strong presence in all stages of the supply chain. Its unique distribution network throughout Europe, Canada and Australasia brings together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com. Investor Contact: Curaleaf Holdings, Inc. Camilo Lyon, Chief Investment Officer IR@curaleaf.com Media Contact: MATTIO Communications MattioCuraleaf@Mattio.com SOURCE Curaleaf Holdings, Inc. https://ir.curaleaf.com/2026-04-02-Curaleaf-Announces-Executive-Automatic-Securities-Disposition-Plan